EXHIBIT 20.3

EDISON INTERNATIONAL

INVESTOR RELATIONS NEWS
December 4, 1996

ALJ Proposed Decision Adopts Palo Verde Settlement


          The California Public Utilities Commission's (CPUC) Administrative Law Judge (ALJ) assigned to the Palo Verde Nuclear Generating Station (PVNGS) cost recovery proceeding issued a proposed decision on November
26. The proposed decision recommends that the CPUC adopt the Palo Verde All-Party Settlement. (Details of the Settlement are outlined in EIX's November 1 and 21 Investor Relations (I/R) Newsletters and the ALJ proposed decision.) The proposed decision provides for the accelerated recovery of SCE's remaining investment in Palo Verde and pass-through balancing account treatment for its portion of incremental operating costs over a five-year recovery period.

          The ALJ has also proposed an abridged procedural schedule that would permit the issuance of a final CPUC decision as early as December 20, 1996. Comments on the proposed decision are due December 9, with reply comments due December 13. The ALJ proposed decision is eight pages in length and is available upon request.

SCE Files Divestiture Application with CPUC

          On November 27, Southern California Edison (SCE) filed an application with the CPUC to voluntarily divest, by auction, 100% of its gas and oil-fueled generation assets. (Details on the 12 plants to be divested and SCE's plans for divestiture were published in EIX's November 21 I/R Newsletter.) The application proposes that the plants be sold in four bundles (or groupings), with no bidder, or consortium of bidders, being allowed to purchase more than two of the four bundles. SCE proposes that the first three bundles be auctioned simultaneously during the summer of 1997.

          The fourth bundle would contain those plants which must be run at times for system reliability reasons (e.g. for voltage support). SCE has concluded that after transmission upgrades costing approximately
$125 million, only two gas-fired stations would remain "must-run": the Alamitos and Huntington Beach generating stations. (SCE has filed a separate application with the CPUC regarding rate treatment of the proposed transmission upgrades.) SCE proposes that the fourth bundle be auctioned in the fall of 1997.

          SCE envisions a three-stage divestiture process:

     1) CPUC review and decision on SCE's 11/27/96 proposal, including the auction protocols and procedures;

     2) Auctions conducted and winning bidders selected in accordance with approved procedures;

     3)  CPUC approval of the final sales.

                                   - more -
PAGE

The following table shows the four bundles, and their respective megawatts (MW), net book value, and original cost:

                                                  Station                Net Book Value                 Original
                                                Capacity MW            (as of 12/31/95)(a)                Cost
                                                 (Summer)                 (thousands $)               (thousands $)
                                                -----------            -------------------            -------------

"Ventura Bundle"
ELLWOOD                                                   48                        2,128                   7,843
MANDALAY                                                 570                       15,616                 124,314
ORMOND BEACH                                            1500                      164,180                 306,537
                                                        ----                      -------                 -------
Bundle Total                                            2118                      181,924                 438,694

"Eastern Bundle"
COOL WATER                                               628                       94,919                 224,612
ETIWANDA                                                1030                       37,534                 175,152
HIGHGROVE                                                154                       (2,505)                 25,815
SAN BERNARDINO                                           126                       (1,771)                 22,688
                                                        ----                      -------                 -------
Bundle Total                                            1938                      128,177                 448,267

"South Bay Bundle"
REDONDO                                                 1310                       98,416                 292,532
EL SEGUNDO                                              1020                       74,514                 187,499
LONG BEACH                                               530                       94,886                 180,607
                                                        ----                      -------                 -------
Bundle Total                                            2860                      267,816                 660,638

"Local Reliability Bundle"
ALAMITOS                                                2083                      153,112                 379,613
HUNTINGTON BEACH                                         563                        2,563                 184,103
                                                        ----                      -------                 -------
Bundle Total                                            2646                      155,675                 563,716

TOTAL                                                   9562                      733,592               2,111,315
                                                        ====                      =======                ========

(a) These figures represent SCE's best current estimate. Because the property included in the sales may differ somewhat from what is assumed here, the final figures included in SCE's Affidavit of Compliance may not be identical.

     Highlights of Divestiture Schedule Proposed by SCE in its 11/27
                                Application

Calif. Environmental Quality Assessment (CEQA) determination                                                   01/23/97
Intervenor/Staff testimony                                                                                      01/30/97
SCE rebuttal testimony                                                                                          02/11/97
Hearings                                                                                                     02/18-28/97
ALJ proposed decision                                                                                           04/28/97
CPUC approval of auction process                                                                                06/11/97
Initial bids due on Bundles 1 - 3                                                                               06/30/97
Final bids due on Bundles 1 - 3                                                                                 08/14/97
Winner Selection and contract execution for Bundles 1 - 3                                                       08/21/97
Compliance filing on Bundles 1 - 3                                                                              08/27/97
Initial bids due on Bundle 4                                                                                    09/09/97
Final bids due on Bundle 4                                                                                      10/13/97
Winner selection and contract execution on Bundle 4                                                             10/17/97
Compliance filing on Bundle 4                                                                                   10/21/97
Final CPUC decision on Bundles 1 - 3                                                                            10/22/97
Final CPUC decision on Bundle 4                                                                                 12/16/97